[On Fenwick & West LLP Letterhead]

August 10, 2007

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Celeste M. Murphy, Special Counsel
Office of Mergers & Acquisitions
Division of Corporate Finance

Re:	Verisign, Inc.
Schedule TO-I filed July 27, 2007
File No. 005-54923

Dear Ms. Murphy:

On behalf of VeriSign, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (the “Amendment”) to the Schedule TO-I (File No. 005-54923) (the “Schedule TO-I”) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on July 27, 2007. In this letter, we respond to comments of the staff of the Commission (the “Staff”) contained in your letter dated August 1, 2007. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment, Exhibit 99.(a)(1)(A) in paper format and Exhibit 99.(a)(1)(A) marked to show changes from Exhibit 99.(a)(1)(A) as initially filed.

General

1.	We note that your offer to amend or replace outstanding eligible options contains a cash bonus component, which may, under certain circumstances, be paid in January 2008. It appears that you rely upon the global relief granted by the staff of the Division of Corporation Finance pursuant to the Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued on March 21, 2001 and the Chordiant Software, Inc. (available March 26, 2007) no-action letter. Included in your definition of “Eligible Optionee,” however, are affiliated companies (such as a subsidiary or joint venture entity). Please tell us why such an entity is permitted to participate in your offer, which appears to rely on the global exemptive relief described above when such relief is limited to exchange offers for current employees.

Securities and Exchange Commission

Division of Corporation Finance

August 10, 2007

In response to the Staff’s comment, the Company has amended its Offer to Amend or Replace Eligible Options that was initially filed as Exhibit 99.(a)(1)(A) with the Schedule TO-I to include only current employees of the Company in the definition of “Eligible Optionee” in the Company’s Offer to Amend or Replace Eligible Options.

Summary Term Sheet, page 1

2.	Please revise your characterization of the information in the summary as “not complete.” The summary term sheet must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. Such summary may not be characterized as incomplete.

In response to the Staff’s comment, the Company has revised the disclosure in the Summary Term Sheet on page 1.

As requested, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

Securities and Exchange Commission

Division of Corporation Finance

August 10, 2007

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Very truly yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Richard H. Goshorn, Senior Vice President, General Counsel, VeriSign, Inc.
Paul B. Hudson, Vice President, Associate General Counsel, VeriSign, Inc.